John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

February 14, 2013

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On December 14, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 94 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 95 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding three new series to the Trust – the Sound Mind Investing Fund, the Sound Mind Investing Balanced Fund and the SMI Dynamic Allocation Fund.

Each of the Sound Mind Investing Fund and the Sound Mind Investing Balanced Fund (the “Existing Funds”) is currently a series portfolio of the Unified Series Trust (“UST”). Contemporaneously, with the Amendment, UST submitted a proxy statement seeking approval of the shareholders of the Existing Funds to reorganize the Existing Funds into the Trust. The Sound Mind Investing Dynamic Allocation Fund is a completely new series of the Trust.

On January 16, 2013, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 14, 2013

Prospectus

Fund Summary – Fees and Expenses of the Fund (Sound Mind Investing Fund and Sound Mind Investing Balanced Fund)

1.	Comment: For the Existing Funds, if appropriate, please add a footnote stating that the “other expenses” will be estimated for the first year or that they have been restated to reflect a cost savings arrangement resulting from reorganizing into the Trust.

Response: The Trust has addressed your comment to add disclosure reflecting the restatement of “other expenses” as you have suggested.

Fund Summary – Principal Investment Strategies (All Funds)

2.	Comment: Regarding the Sound Mind Investing Fund and the Sound Mind Investing Balanced Fund, please refer to the letter from Barry Miller of the staff of the Commission to the Investment Company Institute, dated July 30, 2010, relating to the use of derivatives by mutual funds and make any necessary adjustments to the disclosures. Please disclose the types of derivatives in which the Fund invests and how the Fund will use them.

Response: The Trust has revised the disclosure on derivatives in light of the above-referenced letter. It is not anticipated that the Funds will utilize derivatives directly, although the new SMI Dynamic Allocation Fund will utilize Treasury futures and disclosures have been added to that effect. The Funds may each invest in underlying funds that invest in equity and fixed income instruments that, in turn, may directly utilize derivatives of various types for both hedging and speculative purposes to the extent permitted by the 1940 Act. The Funds do not screen the underlying Funds for the types of derivatives utilized. We have broadened the derivatives disclosure to describe the variety of derivatives that we believe the underlying funds may utilize, the purposes for which they may be utilized and the impact that their use may have on the net asset values of the underlying funds.

Fund Summary – Principal Investment Strategies (Sound Mind Investing Balanced Fund)

3.	Comment: In the penultimate paragraph of the “Principal Investment Strategies - Summary Section” for the Sound Mind Investing Fund, the disclosure indicates that “[a]n underlying fund may limit the Fund’s ability to sell its shares of the underlying fund at certain times.” Please explain how an underlying fund may make such limitations.

Response: The explanatory paragraph following Section 12(d)(1)(F) of the Investment Company Act of 1940, as amended (the “1940 Act”) provides circumstances under which an underlying fund may limit the redemptions of an acquiring funds, such as the Sound Mind Investing Fund.

4.	Comment: Page 13 lists “credit default swaps product risk.” Please confirm to the staff that if the Funds engage in such products, they will cover the full notional value of such a swap that the Fund writes.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 14, 2013

Response: The Trust confirms that the Funds utilizing credit default swaps products will cover the full notional value of such swaps written by the Fund.

Fund Summary – Fees and Expenses of the Fund (SMI Dynamic Allocation Fund)

5.	Comment: In the footnote to the fee table, please include the disclosure to the effect that the Adviser may recoup fees previously waived and expense reimbursed.

Response: The Trust has revised the disclosure as you have requested.

6.	Comment: In the footnote to the fee table, please include a termination date for the expense cap arrangement.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies (SMI Dynamic Allocation Fund)

7.	Comment: In the discussion on fixed income securities, there is disclosure noting that the Fund may enter into swap agreements. Please be more specific as to what type of swap agreements the Fund may enter into (e.g., total return, interest rate, credit default) and disclose the risks associated therewith.

Response: The Trust has revised the disclosure as you have suggested.

8.	Comment: In the discussion on real estate securities, there is disclosure noting that real estate securities in which the Fund may invest include open-end mutual funds and ETFs that invest primarily in real estate securities. The disclosure also notes that the Fund may invest in real estate securities directly. Please explain, in light of the Fund’s fundamental policy on real estate, which types of securities investing in real estate directly would include.

Response: The Trust has revised the disclosure to remove the reference to investing directly in real estate.

9.	Comment: In the discussion on precious metals, please confirm if the Fund is investing in ETFs or ETNs, and if investing in ETNs, please add the appropriate risk disclosure.

Response: The Trust confirms that the Fund will be investing in ETFs and not ETNs in regard to its investments in the precious metals asset class.

10.	Comment: In the discussion on precious metals, it is noted that the Fund may also invest in publicly traded partnerships. Please provide a description of publicly traded partnerships and their associated risks.

Response: The Trust has revised the disclosure as you have suggested.

11.	Comment: Given the wide range of investment strategies of the Fund, please provide the index the Fund proposes to use in its performance table once it has performance to disclose.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 14, 2013

Response: The Trust proposes that the Fund’s primary benchmark will be the Wilshire 5000© Total Market Index and its two supplemental benchmarks will be: (i) Barclays Capital U.S. Aggregate Bond© Index and (ii) Custom Index comprised of 60% Wilshire 5000© Total Market Index and 40% Barclays Capital U.S. Aggregate Bond© Index.

Fund Summary – Principal Risks (SMI All Dynamic Allocation Fund)

12.	Comment: Under the disclosure on Commodity Risk, please indicate if the Fund will be invested in ETNs that have commodity exposure.

Response: At this time, the Adviser to the Fund does not anticipate investing in ETNs. If it should determine to invest in ETNs in the future, it will consider the risks and make appropriate risk disclosures.

13.	Comment: In the second paragraph under the section on “Commodity Risk,” please explain why the IRS disclosure on ceasing to issue private letter rulings is included as the Fund will not invest directly in commodities. Does this relate to the Fund or the Fund’s investments in underlying Funds?

Response: Many ETFs that invest in commodities are organized as grantor trusts for tax purposes and not registered under the 1940 Act. As a result, for tax purposes there is a “look through” and the Trust is treated as owning the commodities owned by the ETF. Thus, the Trust prefers to keep the disclosure as is.

14.	Comment: In regards to the “RIC Qualification Risk,” please confirm that the Adviser will actively try to prevent the Fund from not qualifying as a RIC.

Response: The Adviser intends to manage the Fund so as to comply with the RIC requirements.

15.	Comment: Do the ETFs in which the Fund will invest truly pose the “RIC Qualification Risk”? Is the Fund going to investing more in commodity linked instruments than is suggested by this risks disclosure? Are the Fund’s investments in commodities through ETFs going to be more significant than it appears given the disproportionate disclosures on ETFs in the RIC Qualifications Risk and Principal Strategies sections? Also, will the Fund invest in ETNs?

Response: Because investments in commodities can pose significant tax related issues, the Trust included a more thorough discussion of such risks. The length of the risk disclosure in the RIC Qualification Risk section may be disproportionate to the amount of emphasis given to ETFs investing in commodities in the Principal Strategies section. However, the Trust prefers to leave the risk disclosure as is. The Fund does not believe such an approach to disclosure in and of itself suggests that the Fund is investing significantly in ETFs that invest in commodities.

Portfolio Management (Each Fund)

16.	Comment: Please disclose the month and the year when each portfolio manager began managing the Funds.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 14, 2013

Response: The Trust has revised the disclosure as you have requested.

General (All Funds)

17.	Comment: The Trust indicates that the Funds’ investment objective may be changed without shareholder approval. Please indicate if the Funds will provide notice of such change and what the notice period is.

Response: The Trust has revised the disclosure as you have requested.

Additional Information About Management of the Funds / Investment Adviser

18.	Comment: Please add to this section that the SMI Dynamic Allocation Fund may also have a sub-adviser for the fixed-income portion of its portfolio.

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Investment Limitations

1.	Comment: With regard to the SMI Dynamic Allocation Fund’s policy on “commodities,” please consider revising as it seems to imply that the Fund may not purchase or sell commodity futures contracts.

Response: The Trust has revised the disclosure as you have requested.

*     *     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively